EXHIBIT 99.16
Media Release
Rio Tinto strengthens its global low-carbon aluminium footprint through joint acquisition with Chalco of Votorantim's interest in CBA
30 January 2026

SÃO PAULO, Brazil--(BUSINESS WIRE)-- Rio Tinto and Aluminum Corporation of China Limited (Chalco) have entered into a definitive agreement with Votorantim (the “Transaction Agreement”) to acquire, through a joint venture to be owned 33% by Rio Tinto and 67% by Chalco (the “Joint Venture”), Votorantim’s 68.596% controlling shareholding in Companhia Brasileira de Alumínio (CBA) (the “Transaction”). The Transaction, at an all cash consideration of R$10.50 per share in CBA, represents a premium of approximately 21.2% over the R$8.67 per share weighted average trading price of CBA’s stock for the 20 trading days prior to the signing of the Transaction Agreement (i.e. the 20 trading days prior to and including 28 January 2026) and values Votorantim’s shareholding in CBA at approximately $902.6 million1 (Rio Tinto’s pro-rata amount being $297.8 million), subject to closing adjustments and the other terms of the Transaction Agreement, including satisfaction of regulatory approvals and customary closing conditions. Following closing, the Joint Venture will launch a mandatory tender offer for the remaining shares in CBA not held by Votorantim, as required by Brazilian law.

The Transaction will leverage Rio Tinto and Chalco’s deep and complementary expertise across the aluminium value chain to unlock the next phase of growth at CBA.
CBA is a vertically integrated low-carbon aluminium business in Brazil, supported by a 1.6 GW portfolio of renewable power generation assets, including 21 hydropower plants and wind power complexes. It serves primarily the growing domestic market, with competitive low-carbon products and operations powered by 100% renewable electricity. CBA has three bauxite mines in production with current production of approximately 2 million tonnes of bauxite per annum, and an aluminium complex in São Paulo (the “Alumínio Complex”), encompassing a 0.8 million tonnes capacity alumina refinery, an approximately 0.4 million tonnes capacity aluminium smelter, secondary recycling capacity of 0.3 million tonnes, and downstream processing facilities.
Rio Tinto Aluminium & Lithium Chief Executive Jérôme Pécresse said: “This acquisition, jointly with Chalco, of Votorantim’s controlling position in CBA’s fully integrated aluminium supply chain in Brazil is aligned with our strategy to deliver value for shareholders by extending our low-carbon, renewable-powered aluminium footprint in rapidly growing markets. It also provides the opportunity to grow our bauxite and alumina supply chain in the Atlantic region.
“Our partnership with Chalco brings together our combined operational excellence, innovation and unique project execution capabilities, unlocking the potential to create value for the benefit of our shareholders, as well as CBA’s employees, customers and local communities.”
Transaction Details
The Transaction is subject to regulatory approvals and customary closing conditions.
Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto plc, is party to the Transaction Agreement and is expected to hold Rio Tinto’s 33% shares in the Joint Venture.

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Following completion of the Transaction, the Joint Venture will launch a mandatory tender offer for the remaining shares in CBA, as required by Brazilian law. Further details will be announced in due course in accordance with applicable law and regulations. While the current intention is for the Joint Venture to launch a delisting tender offer concurrently with the mandatory tender offer, this may be reevaluated following completion of the Transaction. The tender offer(s) will be carried out in compliance with the requirements of Regulation 14E under the US Securities Exchange Act of 1934 (the “Exchange Act”), and any applicable exemptions therefrom.
To the extent permissible under applicable law or regulations and pursuant to Rule 14e-5(b) under the Exchange Act, each of Rio Tinto and its affiliates or its brokers and its brokers’ affiliates may from time to time and during the pendency of the tender offer(s), and other than pursuant to the tender offer(s), directly or indirectly purchase or arrange to purchase shares of CBA outside the United States, or any securities that are convertible into, exchangeable for or exercisable for such shares. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices and will include the purchase of shares of CBA from Votorantim in Brazil pursuant to the Transaction Agreement and subject to the terms and conditions of the Transaction Agreement. To the extent required under applicable law or regulations, information about such purchases will be disclosed by means of a press release or other means reasonably calculated to inform US holders of such information to the extent that such information is made public in CBA’s home jurisdiction. In addition, the financial advisors to Rio Tinto may also engage in ordinary course trading activities in securities of CBA, which may include purchases or arrangements to purchase such securities as long as such purchases or arrangements are in compliance with applicable law, including Regulation 14E under the Exchange Act.
Forward-looking statements
This announcement includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the US Securities Act of 1933 and Section 21E of the Exchange Act. Such forward-looking statements (including those related to the consummation of the Transaction and the anticipated benefits of it), are prospective in nature and are not based on historical facts, but rather on current expectations and on numerous assumptions regarding the business strategies and the environment in which Rio Tinto, any member of the Rio Tinto group or the group following the Transaction shall operate in the future and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by those statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to: an inability to live up to Rio Tinto’s values and any resultant damage to its reputation; the impacts of geopolitics on trade and investment; the impacts of climate change and the transition to a low-carbon future; an inability to successfully execute and/or realise value from acquisitions and divestments; the level of new ore resources, including the results of exploration programmes and/or acquisitions; disruption to strategic partnerships that play a material role in delivering growth, production, cash or market positioning; damage to Rio Tinto’s relationships with communities and governments; an inability to attract and retain requisite skilled people; declines in commodity prices and adverse exchange rate movements; an inability to raise sufficient funds for capital investment; inadequate estimates of ore resources and reserves; delays or overruns of large and complex projects; changes in tax regulation; safety incidents or major hazard events; cyber breaches; physical impacts from climate change; the impacts of water scarcity; natural disasters; an inability to successfully manage the closure, reclamation and rehabilitation of sites; the impacts of civil unrest; breaches of Rio Tinto’s policies, standard and procedures, laws or regulations; trade tensions between the world’s major economies; increasing societal and investor expectations, in particular with regard to environmental, social and governance considerations; the impacts of technological advancements; and such other risks and uncertainties identified in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking

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statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Unless expressly stated otherwise, no statement contained or referred to in this announcement is intended to be a profit forecast for any period and no statement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
1 Converted to US$ at the exchange rate of 0.192 US$ for every R$.

View source version on businesswire.com: https://www.businesswire.com/news/home/20260129158908/en/

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